Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2017

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 24, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 24, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – May 24, 2017

Aegon appoints Global Head of Government and Policy Affairs

Aegon appoints Maurice A. Perkins as Senior Vice President, Global Head of Government and Policy Affairs, to oversee all aspects of the company’s government relations in Europe, the Americas and Asia.

Mr. Perkins will join Aegon on June 26, 2017. He succeeds Michael F. Consedine, who left the company when he was appointed CEO of the National Association of Insurance Commissioners.

Alex Wynaendts, CEO of Aegon: “We are pleased to have someone of Maurice’s experience and talent join our team. Maurice will continue our practice of engaging in open and constructive dialogue with those whose decisions impact our ability to help people achieve a lifetime of financial security.”

Broad Experience in U.S. Financial Services Policy

Mr. Perkins joins Aegon after more than a decade with the American Council of Life Insurers (ACLI), where he served as Senior Vice President, Federal Relations. In this capacity, Mr. Perkins was responsible for advocating for the insurance industry before the U.S. Congress and the Presidential administration and federal agencies. He has extensive experience in insurance regulation, tax reform and international financial services issues and he played a key role in securing the industry’s priorities in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Banking & Foreign Relations

Prior to the ACLI, Mr. Perkins served as a senior staff member of U.S. Senate Committees on Banking and Foreign Relations. In these roles, he worked closely with U.S. Treasury and State Department officials and gained expertise in international trade and commerce, including dialogue between the U.S. and EU on financial matters. Mr. Perkins also has significant experience in U.S. and Latin America relations, NAFTA, and international financial institutions.

Mr. Perkins is a member of the Board of Trustees at Freedom House, a U.S. based non-profit organization which advocates abroad for democratic change and human rights.

The Hague – May 24, 2017

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

	Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com		Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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